Exhibit 99.7

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Glass House Brands Inc.

Long Beach, California

We hereby consent to our report dated March 22, 2022, relating to the consolidated financial statements of Glass House Brands Inc. (the “Company”) as at December 31, 2021 and for each of the years in the two-year period ended December 31, 2021, which appears in Exhibit 99.1 to this Annual Report on Form 40-F (the “Annual Report”) as filed with the United States Securities Exchange Commission.

/s/ Macias Gini & O’Connell LLP

Los Angeles, California

March 22, 2022

Macias Gini & O’Connell LLP
2029 Century Park East, Suite 1500	www.mgocpa.com
Los Angeles, CA 90067